Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2012

(Summary of the 2012 Annual Report)

1	Important Notice

1.1 This results announcement is a summary of the 2012 Annual Report. Investors should read the 2012 Annual Report of PetroChina Company Limited (the “Company”) carefully for more details. A full version of the 2012 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2012, which have been prepared in accordance with CAS and IFRS have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively. Both firms have issued unqualified opinions on the financial statements.

1.3 Corporate Information

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange

Contact Persons and Means of Communication	Vice President and Secretary to the Board of Directors	Representative on Securities Matters	Representative of the Hong Kong Representative Office
Name	Li Hualin	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2	Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million

Items	For the year 2012	For the year 2011	Changes from the preceding year to this year (%)	For the year 2010
Turnover	2,195,296	2,003,843	9.6	1,465,415
Profit attributable to owners of the Company	115,326	132,961	(13.3)	139,992
Net cash flows from operating activities	239,288	290,155	(17.5)	318,796
Basic earnings per share (RMB)	0.63	0.73	(13.3)	0.76
Diluted earnings per share (RMB)	0.63	0.73	(13.3)	0.76
Return on net assets (%)	10.8	13.3	(2.5) percentage points	14.9

Items	As at the end of 2012	As at the end of 2011	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2010
Total assets	2,168,896	1,917,586	13.1	1,656,487
Equity attributable to owners of the Company	1,064,010	1,002,745	6.1	938,926

2.2 Key Financial Data Prepared under CAS

Unit: RMB million

Items	For the year 2012	For the year 2011	Changes from the preceding year to this year (%)	For the year 2010
Operating income	2,195,296	2,003,843	9.6	1,465,415
Operating profit	165,431	184,517	(10.3)	193,086
Net profit attributable to equity holders of the Company	115,323	132,984	(13.3)	139,871
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	119,653	137,905	(13.2)	143,329
Net cash flows from operating activities	239,288	290,155	(17.5)	318,796
Weighted average returns on net assets (%)	11.1	13.6	(2.5) percentage points	15.5
Basic earnings per share (RMB)	0.63	0.73	(13.3)	0.76
Diluted earnings per share (RMB)	0.63	0.73	(13.3)	0.76

Items	As at the end of 2012	As at the end of 2011	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2010
Total assets	2,168,837	1,917,528	13.1	1,656,368
Equity attributable to equity holders of the Company	1,064,147	1,002,885	6.1	939,043

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2012 was 1,050,851, including 1,042,774 holders of A shares and 8,077 registered holders of H shares (including 291 holders of the American Depository Shares). The minimum public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (hereafter the “HKEx Listing Rules”).

Number of shareholders as at the end of 2012	1,050,851	Number of shareholders as at the end of the 5th trading day preceding publication of this announcement (i.e. as at March 15, 2013)	1,038,043

Shareholdings of the top ten shareholders as at the end of 2012

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (CNPC)	State-owned	86.35	158,033,693,528	[1]	0	0
HKSCC Nominees Limited[2]	Overseas legal person	11.38	20,824,026,776	[3]	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	0.219	400,000,000		400,000,000	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	Domestic non-state-owned legal person	0.024	43,854,990		0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.022	39,560,045		0	0
China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	Domestic non-state-owned legal person	0.016	28,670,881		0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Domestic non-state-owned legal person	0.015	27,799,403		0	0
Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	Domestic non-state-owned legal person	0.015	27,648,573		0	0
CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Overseas legal person	0.015	26,767,470		0	0
China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	Domestic non-state-owned legal person	0.014	25,973,486		0	0

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
Note 3:	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders:

Except for “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund” and “Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund” which are held in trust with Industrial and Commercial Bank of China Limited, and “China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai” and “China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai” which are under the management of China Life Insurance Company Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

So far as the Directors are aware, as at December 31, 2012, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528 (L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000 (L)[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

Aberdeen Asset Management Plc and its Associates (together the “Group”), on behalf of Accounts Managed by the Group	H Shares	1,711,231,963 (L)	Investment Manager	8.11	0.93

BlackRock, Inc.[2]	H Shares	1,525,748,889 (L)	Interest of Corporation Controlled by the Substantial Shareholder	7.23	0.83
		282,617,291 (S)		1.33	0.15

JPMorgan Chase & Co.[3]	H Shares	1,488,726,803 (L)	Beneficial Owner/ Investment Manager/ Custodian Corporation/Approved Lending Agent	7.06	0.81
		80,112,753 (S)	Beneficial Owner	0.38	0.04
		987,001,690 (LP)	Custodian Corporation/Approved Lending Agent	4.68	0.54

Templeton Asset Management Ltd.	H Shares	1,270,171,357 (L)	Investment Manager	6.02	0.69

(L)  Long position    (S)  Short position    (LP)  Lending pool

Note 1:	291,518,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
Note 2:	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,525,748,889 H shares (long position) and 282,617,291 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
Note 3:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 188,634,919 H shares (long position) and 80,112,753 H shares (short position) were held in its capacity as beneficial owner, 313,090,194 H shares (long position) were held in its capacity as investment manager and 987,001,690 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,488,726,803 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.

As at December 31, 2012, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Structure Chart on Ownership and Controlling Relationship between the Company and the Ultimate Controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

3	Directors’ Report

3.1 Management Discussion and Analysis

In 2012, global economic recovery was slow and the growth rate of China’s economy has slowed down. The growth rate in demand in the oil and petrochemical market has decreased. In the face of the complicated and harsh economic environment both domestically and abroad, the Group focused on the quality and efficiency of its growth and strenuously endeavoured to transform the mode of its development. Emphasis was placed on developing the principal business of oil and gas operations and maintaining high growth in oil and gas reserves. Meanwhile, the Group further optimised the strategic layout of refining and petrochemical operations and continued to improve the marketing structure for oil products. Construction of major pipeline networks was accelerated and rigorous efforts were made to develop international operations. The Group achieved relatively fast growth in production and its capability for withstanding risk and sustainable development continued to strengthen. In 2012, the Group achieved a turnover of RMB2,195,296 million, representing an increase of 9.6% as compared with last year. The profit attributable to owners of the Company in 2012 was RMB115,326 million, representing a decrease of 13.3% as compared with last year. This was primarily due to the combined impact of the increase in the volume of imported natural gas, the inverse relationship between the selling price and the cost of imported natural gas, as well as the macro regulation and control over the prices of domestic refined products.

3.1.1 Market Review

(1) Crude Oil Market

In 2012, supply and demand in the international oil market was relatively relaxed. Due to the impact of geopolitical turbulences and market speculation, international crude oil prices fluctuated at high levels. The annual average price of North Sea Brent crude oil reached US$111.67 per barrel in 2012, setting a new record high. On the other hand, the annual average West Texas Intermediate (WTI) crude oil price was US$94.15 per barrel in 2012, representing a decrease of 1.3% as compared with last year.

According to relevant information and statistics, the domestic crude oil output was 205 million tons in 2012, representing an increase of 1.6% as compared with last year.

(2) Refined Products Market

In 2012, owing to the impact of macroeconomic trends, the overall growth rate in domestic demand for refined products slowed down. The growth rate of diesel consumption substantially decreased. Gasoline consumption grew fairly fast while kerosene consumption increased steadily. Supply and demand in the refined products market in 2012 was relatively relaxed. Import and export trade in refined products was less active, with net exports recorded for refined products for the first time since 2007.

According to relevant information and statistics, domestic refined products output amounted to 257 million tons in 2012, representing an increase of 4.1% as compared with last year. Of the foregoing amount, domestic gasoline output and domestic diesel output were 81.75 million tons and 154.44 million tons respectively, representing an increase of 8.2% and 0.9% respectively as compared with last year. Domestic apparent consumption of refined products amounted to 251 million tons in 2012, representing an increase of 3.3% as compared with last year. Of the foregoing amount, domestic apparent consumption of gasoline and diesel were 77.73 million tons and 153.34 million tons respectively, representing an increase of 7.8% and 0.6% respectively as compared with last year.

In 2012, the PRC government made eight adjustments to the price of domestic refined products with four increases and four decreases in price. Reference gasoline price and reference diesel price have cumulatively risen by RMB250 per ton and RMB290 per ton, respectively.

(3) Chemical Products Market

In 2012, the price trend of chemical products was one of initial decline followed by subsequent increase. In the first half of the year, owing to the impact of the European debt crisis and concerns about a probable second dip in the global economy, demand in the chemical products market shrank and prices fell continuously. In the second half of the year, following a respite in the European debt crisis, market demand recovered gradually with prices of chemical products picking up slowly from the bottom. However, as the price of naphtha has risen faster over the same period, it remained difficult for the chemical products industry to come out from depression.

(4) Natural Gas Market

In 2012, domestic consumption of natural gas continued to grow fairly quickly. Due to significant increases in natural gas imports from Central Asia and liquefied natural gas (“LNG”) imports, the supply of natural gas continued to increase.

According to relevant information and statistics, in 2012, domestic natural gas output reached 107.7 billion cubic metres, representing an increase of 6.5% as compared with last year; natural gas imports (including LNG) amounted to 42.5 billion cubic metres, representing an increase of 31.1% as compared with last year; and apparent consumption of natural gas was 147.1 billion cubic metres, representing an increase of 13.0% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Exploration

In 2012, the Group achieved notable results in its “Peak Growth in Oil and Gas Reserves” Program. It strengthened pre-exploration and venture exploration of oil and focused on the exploration of natural gas. Active work was started in the exploration of non-conventional resources such as tight oil. The Group made a number of important discoveries and breakthroughs in Kuche and Tadong in Tarim Basin, the Cambrian zone of Moxi-Gaoshiti in Sichuan and Jimusaer in Junggar Basin for tight oil as well as in Dongping, Qaidam Basin for natural gas. In addition, significant progress was made in Jiyuan and Huaqing in Erdos Basin, Keshen and Tabei in Tarim Basin, Lukeqin in Tuha Basin and Mabei Slope in Junggar Basin. The reserve replacement ratio was 1.04 for the year and the basis of the Group’s resources was further strengthened.

Production and Development

In 2012, the Group continued to carry out the “foundation year” activities in the development of oilfields and achieved notable results in special control projects. Major development indicators of the existing oilfields continued to improve. Meanwhile, the build-up of production capacity in new oilfields proceeded smoothly. As a result of scientific organisation of production operations, oil and natural gas equivalent output in Daqing Oilfield remained stable at more than 40 million tons and that in Changqing Oilfield has topped 42 million tons. Development of the “Xinjiang Daqing” Project proceeded in an orderly manner. Crude oil output remained stable and natural gas operations developed rapidly. The Group made active progress in its cooperation efforts with international companies in the area of non-conventional oil and natural gas and achieved new breakthroughs in technological research and development of non-conventional energy resources.

Overseas Oil and Gas

In 2012, the Group actively responded to the turbulent geopolitical environment and effectively averted operational risks. The non-conventional natural gas projects with Shell and Encana Corporation were successfully completed. Breakthroughs were made in the development of new projects. The Group accelerated its pace of increasing the output of key projects in the Middle East, Central Asia and South America, with the Rumaila Project in Iraq achieving an average daily output of 1.35 million barrels for the year and the Halfaya Project in Iraq successfully meeting the initial commercial output target earlier than scheduled. In 2012, the Group’s overseas oil and natural gas production remained stable, with the oil and natural gas equivalent output reaching 136.9 million barrels, representing an increase of 13.3% as compared with last year.

In 2012, the Group’s total crude oil output reached 916.5 million barrels, representing an increase of 3.4% as compared with last year and was the highest growth achieved in recent years. The marketable natural gas output reached 2,558.8 billion cubic feet, representing an increase of 6.8% as compared with last year. The oil and natural gas equivalent output amounted to 1,343.1 million barrels, representing an increase of 4.5% as compared with last year.

Summary of Operations of the Exploration and Production Segment

	Unit	2012	2011	Year-on-year change (%)
Crude oil output	Million barrels	916.5	886.1	3.4
Marketable natural gas output	Billion cubic feet	2,558.8	2,396.4	6.8
Oil and natural gas equivalent output	Million barrels	1,343.1	1,285.6	4.5
Proved reserves of crude oil	Million barrels	11,018	11,128	(1.0)
Proved reserves of natural gas	Billion cubic feet	67,581	66,653	1.4
Proved developed reserves of crude oil	Million barrels	7,396	7,458	(0.8)
Proved developed reserves of natural gas	Billion cubic feet	31,606	32,329	(2.2)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2012, the Group’s refining and chemicals businesses firmly followed market direction and strived for high profitability. It further optimised the allocation of resources, the processing load, products structure, equipment maintenance and sales of chemical products. In 2012, the Group’s refineries processed 1,012.5 million barrels of crude oil, representing an increase of 2.8% as compared with last year, and produced 91.016 million tons of gasoline, diesel and kerosene, representing an increase of 4.4% as compared with last year. All of the automobile gasoline and diesel produced by the Group reached the national grade III emission standard on schedule. The percentage of high-grade gasoline produced by the Group reached 98.4%, representing a 1.7 percentage points increase over the same period of last year.

In 2012, the Group pushed forward its key refining and chemicals projects in an orderly manner. Construction at the Sichuan Petrochemical was completed. Construction has commenced at the Guangdong Petrochemical project, and approval was received from the State for the Yunnan Petrochemical project. The oil refining and ethylene project at Fushun Petrochemical and the rebuilding and expansion of the ethylene project at Daqing Petrochemical as well as capacity expansion of the oil refining project at Hohhot Petrochemical were completed and production commenced on schedule. Therefore, the adjustment to the strategic layout of the refining and chemicals business achieved new breakthroughs.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2012	2011	Year-on-year change (%)
Processed crude oil	Million barrels	1,012.5	984.6	2.8
Gasoline, kerosene and diesel output	’000 ton	91,016	87,150	4.4
of which: Gasoline	’000 ton	28,381	25,447	11.5
Kerosene	’000 ton	3,408	2,663	28.0
Diesel	’000 ton	59,227	59,040	0.3
Crude oil processing load	%	90.1	92.0	(1.9) percentage points
Light products yield	%	77.9	77.3	0.6 percentage point
Refining yield	%	93.8	94.0	(0.2) percentage point
Ethylene	’000 ton	3,690	3,467	6.4
Synthetic Resin	’000 ton	6,089	5,690	7.0
Synthetic fibre materials and polymers	’000 ton	1,595	2,031	(21.5)
Synthetic rubber	’000 ton	633	606	4.5
Urea	’000 ton	4,408	4,484	(1.7)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2012, the marketing operations of the Group were faced with a slowdown in the growth rate in demand, frequent fluctuations in oil prices and fierce competition in the domestic refined products market. In view of these, the Group made accurate assessment of market trends which was complemented by a scientifically devised marketing strategy and the efficient allocation and deployment of resources. Under such complex market conditions, the Group achieved a sales volume of 115 million tons for refined products, which was slightly higher than that for last year. With continuing emphasis on optimising the marketing network, the Group steadily pushed forward the development of high-margin and strategic markets. As a result, 748 service stations and 13 oil depots were developed in the year and the Group’s share of the retail market reached 39.3%.

International Trading Operations

In 2012, the Group strengthened the bringing in of resources and kept on expanding trading volumes by making full use of a number of effective measures. The construction of the three oil and gas operating hubs in Asia, Europe and the Americas proceeded steadily. The Group achieved continuous rapid development of its international trading operations.

Summary of Operations of the Marketing Segment

	Unit	2012	2011	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	153,277	145,532	5.3
of which: Gasoline	’000 ton	47,407	43,967	7.8
Kerosene	’000 ton	11,355	9,778	16.1
Diesel	’000 ton	94,515	91,787	3.0
Market share in domestic retail market%		39.3	39.2	0.1 percentage point
Number of service stations	units	19,840	19,362	2.5
of which: owned service stations	units	19,296	18,792	2.7
Sales volume per service station	Ton/day	11.1	11.1	—

(4) Natural Gas and Pipeline

In 2012, the Group coordinated and balanced the utilisation of domestic and overseas resources. The Group also tapped into the market potentials in the Bohai Rim, Yangtze Delta and Sichuan-Chongqing markets, strengthened marketing efforts in key areas and high-margin markets and pushed forward the simultaneous commencement of production for new users of the Second West-East Gas Pipeline (East Section) and the Shandong Pipeline Network. As a result of all of these measures, natural gas sales volume continued to maintain a double-digit growth rate.

The construction of strategic oil and gas pipelines as well as domestic trunk pipeline networks proceeded smoothly during the year. The Second West-East Gas Pipeline became fully operational and was ready to supply gas to Hong Kong. Completion and commencement of production of the North Section of Zhongwei-Guiyang Gas Pipeline effectively raised the Group’s capability to supply gas to the Sichuan-Chongqing Area. Construction work for the Third West-East Gas Pipeline, which will become another trunk line for transporting energy resources on land, has formally begun. The Third West-East Gas Pipeline is the first project where both public and private sector funds are used for its construction and operation and has set a new model for the Company to operate major projects. It also has major significance in China’s economic development and optimization of the energy resource structure.

As at the end of 2012, the Group’s pipelines measured a total length of 66,776 km, consisting of 40,995 km of natural gas pipelines, 16,344 km of crude oil pipelines and 9,437 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2012, the Group achieved a turnover of RMB2,195,296 million, representing an increase of 9.6% from the preceding year. Profit attributable to owners of the Company was RMB115,326 million, representing a decrease of 13.3% from the preceding year. Basic earnings per share was RMB0.63, representing a decrease of RMB0.10 from the preceding year.

Turnover    Turnover increased by 9.6% from RMB2,003,843 million for 2011 to RMB2,195,296 million for 2012. This was primarily due to increases in the selling prices and the sales volume of major products including natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group in 2012 and 2011 and their respective percentage of change during these two years.

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2012	2011	Percentage of Change (%)	2012	2011	Percentage of Change (%)
Crude oil	76,203	62,057	22.8	4,678	4,748	(1.5)
Natural gas (hundred million cubic metre, RMB/‘000 cubic metre)	853.88	752.81	13.4	1,125	1,082	4.0
Gasoline	47,407	43,967	7.8	8,007	7,804	2.6
Diesel	94,515	91,787	3.0	7,046	6,952	1.4
Kerosene	11,355	9,778	16.1	6,399	6,206	3.1
Heavy oil	12,615	9,325	35.3	4,612	4,376	5.4
Polyethylene	3,045	2,885	5.5	9,082	9,425	(3.6)
Lubricant	2,104	1,761	19.5	8,973	9,601	(6.5)

Operating Expenses    Operating expenses increased by 10.9% from RMB1,821,382 million for 2011 to RMB2,020,777 million for 2012, of which:

Purchases, Services and Other    Purchases, services and other increased by 14.9% from RMB1,227,533 million for 2011 to RMB1,411,036 million for 2012. This was primarily due to (i) increase in purchase cost as a result of larger trading volume in oil products and (ii) increase in purchase cost of extra natural gas imports to expand the natural gas market and to satisfy the increasing demand for natural gas in the domestic market.

Employee Compensation Costs    Employee compensation costs were RMB106,189 million for 2012 (including salaries for 548,355 employees and 318,311 temporary and seasonal staff and such additional costs as social security contributions, housing provident funds and training expenses), representing an increase of 9.3% from RMB97,162 million for 2011. This was primarily because the Group has, in accordance with the rise in the domestic consumer price index (“CPI”), the increase in the Group’s turnover and the growth in the Group’s business, adjusted its front-line employees’ salaries to an appropriate level. The social security expense has also increased along with the rise in the social security contribution base of local governments.

Exploration Expenses    Exploration expenses amounted to RMB23,972 million for 2012, which was substantially in line with that of RMB23,908 million for 2011.

Depreciation, Depletion and Amortisation    Depreciation, depletion and amortisation increased by 10.1% from RMB138,073 million for 2011 to RMB151,975 million for 2012. This was primarily due to an increase in the average carrying value of fixed assets and the average net value of oil and gas properties as a result of the continuous rise of capital expenditures.

Selling, General and Administrative Expenses    Selling, general and administrative expenses increased by 6.8% from RMB69,969 million for 2011 to RMB74,692 million for 2012. This was primarily due to (i) higher leasing costs resulting from expansion of business and (ii) higher transport cost resulting from the extra quantity of products transported and increases in the per unit transport cost.

Taxes other than Income Taxes    Taxes other than income taxes decreased by 4.3% from RMB266,343 million for 2011 to RMB254,921 million for 2012. Of which, a net decrease of RMB15,044 million was due to the combined impact of: (i) the rise in the threshold for crude oil special gain levy. As a result, the crude oil special gain levy payable by the Group decreased from RMB102,458 million for 2011 to RMB79,119 million for 2012; and (ii) the reform of government policies on resources tax. As a result, resources tax payable by the Group increased from RMB19,784 million for 2011 to RMB28,079 million for 2012.

Other Income, net    Other income, net, for 2012 was RMB2,008 million, representing an increase of 25.0% from RMB1,606 million for 2011. This was primarily due to an increase in the refund of value-added tax (“VAT”) for imported natural gas recognised by the Group in 2012.

Profit from Operations    The profit from operations for 2012 was RMB174,519 million, representing a decrease of 4.4% from RMB182,461 million for 2011.

Net Exchange Gain/(Loss)    Net exchange gain for 2012 was RMB131 million, representing an increase of RMB1,067 million from the net exchange loss of RMB936 million for 2011. This was primarily due to the depreciation of the US dollar against the Renminbi by a smaller margin and appreciation of the Canadian Dollar against Renminbi during the period.

Net Interest Expenses    Net interest expenses increased by RMB7,889 million from RMB8,212 million for 2011 to RMB16,101 million for 2012. The increase was primarily due to a rise in the interest-bearing debts of the Group to finance production, operation and capital investments.

Profit Before Income Tax Expense    Profit before income tax expense decreased by 9.4% from RMB184,215 million for 2011 to RMB166,811 million for 2012.

Income Tax Expense    Income tax expense decreased by 5.4% from RMB38,256 million for 2011 to RMB36,191 million for 2012, which was primarily due to a decrease in the taxable income for the year.

Profit for the year    Profit for the year decreased by 10.5% from RMB145,959 million for 2011 to RMB130,620 million for 2012.

Profit attributable to non-controlling interests    Profit attributable to non-controlling interests increased by 17.7%, from RMB12,998 million for 2011 to RMB15,294 million for 2012, which was primarily due to the growth in net profits earned by subsidiaries of the Group.

Profit attributable to owners of the Company    Due to the combined impact of the increase in the volume of imported natural gas, the inverse relationship between the selling price and cost of imported natural gas as well as the macro regulation and control over the prices of domestic refined products, profit attributable to owners of the Company decreased by 13.3% from RMB132,961 million for 2011 to RMB115,326 million for 2012.

(2) Segment Results

Exploration and Production

Turnover    Turnover of the Exploration and Production segment increased by 1.9% from RMB774,777 million for 2011 to RMB789,818 million for 2012. The increase was primarily due to an increase in the sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2012 was US$103.65 per barrel, and was substantially in line with US$104.20 per barrel in 2011.

Operating Expenses    Operating expenses of the Exploration and Production segment increased by 3.5% from RMB555,238 million for 2011 to RMB574,863 million for 2012. Of which, depreciation, depletion and amortisation increased by RMB15,770 million as compared with last year.

During 2012, the Group continued to strengthen control over cost. The oil and gas lifting cost of the Group increased by 4.5% from US$11.23 per barrel in 2011 to US$11.74 per barrel in 2012. Excluding the effect of exchange rate movements, the year-on-year increase was 2.2%. The oil and gas lifting cost was brought under effective control.

Profit from Operations    In 2012, the Exploration and Production segment actively responded to oil price changes by organising the production of oil and gas in a scientific manner and continuously consolidating the basis for sustainable development. As a result of the increase in, among others, depreciation and depletion, profit from operations of the Exploration and Production segment for 2012 was RMB214,955 million, representing a decrease of 2.1% from RMB219,539 million for 2011. Nevertheless, the Exploration and Production segment remained as the most important profit contributing segment of the Group.

Refining and Chemicals

Turnover    Turnover of the Refining and Chemicals segment increased by 4.2% from RMB847,711 million for 2011 to RMB883,218 million for 2012. The increase was primarily due to an increase in both the selling prices and sales volumes of major refined products.

Operating Expenses    Operating expenses of the Refining and Chemicals segment increased by 1.9% from RMB909,577 million for 2011 to RMB926,729 million for 2012. Of which, purchases, services and other increased by RMB15,751 million as compared with last year. This was primarily due to an increase in the purchase cost of crude oil, feedstock oil and power from external suppliers.

In 2012, the cash processing cost of refineries within the Group increased by 5.7% from RMB146.27 per ton for 2011 to RMB154.61 per ton for 2012. This was primarily due to an increase in the cost of power and additives.

Profit from Operations    Due to the fact that international crude oil prices remained high, the prices of domestic refined products were subject to macro regulation and control and the demand in the refining and chemicals market was down, the Refining and Chemicals segment recorded operating losses of RMB43,511 million for 2012. Of which, the refining operations recorded operating losses of RMB33,672 million, representing a decrease of RMB26,415 million as compared with last year, whilst the chemicals operations recorded operating losses of RMB9,839 million, representing an increase of RMB8,060 million as compared with last year.

Marketing

Turnover    Turnover of the Marketing segment increased by 11.7% from RMB1,693,130 million for 2011 to RMB1,890,558 million for 2012. The increase was primarily due to an increase in operating income from trading of oil products.

Operating Expenses    Operating expenses of the Marketing segment increased by 12.1% from RMB1,672,477 million for 2011 to RMB1,874,167 million for 2012. The increase was primarily due to an increase in the purchase cost relating to the trading of oil products.

Profit from Operations    Due to the impact of weak demand in the refined products market, the Marketing segment recorded a profit from operations of RMB16,391 million for 2012, representing a decrease of 20.6% from RMB20,653 million for 2011.

Natural Gas and Pipeline

Turnover    Turnover of the Natural Gas and Pipeline segment amounted to RMB202,196 million for 2012, representing an increase of 16.8% from RMB173,058 million for 2011. The increase was primarily due to (i) increases in both the sales and transmission volumes of, and the prices of, natural gas; and (ii) increase in the sales revenue of city gas and LPG alongside the expansion in Group’s city gas and LPG businesses during the reporting period.

Operating Expenses    Operating expenses of the Natural Gas and Pipeline segment amounted to RMB204,306 million for 2012, representing an increase of 29.7% from RMB157,528 million for 2011. The increase was primarily due to an increase in the purchase cost of natural gas and LNG.

Profit from Operations    As a result of an increase in the loss incurred on imports of natural gas from Central Asia and the imports of LNG, the Natural Gas and Pipeline segment recorded operating losses of RMB2,110 million for 2012, representing a decrease of RMB17,640 million from the profit from operations of RMB15,530 million for 2011, of which the sale of imported natural gas and LNG recorded a loss of approximately RMB41,900 million.

In 2012, the Group’s overseas operations(note) produced notable results and further increased their contribution to the Group. Turnover of overseas operations amounted to RMB702,660 million or 32.0% of the Group’s total turnover. Profit before income tax expense of overseas operations amounted to RMB32,672 million or 19.6% of the Group’s profit before income tax expense.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2012	As at December 31, 2011	Percentage of Change
	RMB million	RMB million	%
Total assets	2,168,896	1,917,586	13.1
Current assets	414,332	382,711	8.3
Non-current assets	1,754,564	1,534,875	14.3
Total liabilities	988,148	835,040	18.3
Current liabilities	574,748	560,038	2.6
Non-current liabilities	413,400	275,002	50.3
Equity attributable to owners of the Company	1,064,010	1,002,745	6.1
Share capital	183,021	183,021	—
Reserves	277,181	263,007	5.4
Retained earnings	603,808	556,717	8.5
Total equity	1,180,748	1,082,546	9.1

Total assets amounted to RMB2,168,896 million, representing an increase of 13.1% from that as at the end of 2011, of which:

Current assets amounted to RMB414,332 million, representing an increase of 8.3% from that as at the end of 2011. The increase in current assets was primarily due to the increase in inventories.

Non-current assets amounted to RMB1,754,564 million, representing an increase of 14.3% from that as at the end of 2011. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties, etc.).

Total liabilities amounted to RMB988,148 million, representing an increase of 18.3% from that as at the end of 2011, of which:

Current liabilities amounted to RMB574,748 million, representing an increase of 2.6% from that as at the end of 2011. The increase in current liabilities was primarily due to increases in accounts payable and accrued liabilities as well as short-term borrowings.

Non-current liabilities amounted to RMB413,400 million, representing an increase of 50.3% from that as at the end of 2011. The increase in non-current liabilities was primarily due to an increase in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,064,010 million, representing an increase of 6.1% from that as at the end of 2011. The increase in equity attributable to owners of the Company was primarily due to an increase in retained earnings.

(4) Cash Flows

As at December 31, 2012, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2012 and 2011 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2012	2011
	RMB million	RMB million
Net cash flows from operating activities	239,288	290,155
Net cash flows used for investing activities	(332,226)	(283,638)
Net cash flows from financing activities	75,356	9,259
Translation of foreign currency	(195)	(313)
Cash and cash equivalents at end of the year	43,395	61,172

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2012 amounted to RMB239,288 million, representing a decrease of 17.5% from RMB290,155 million in 2011. This was mainly due to the combined impact of the decrease in profit, changes in accounts receivables and payables, inventories and other kinds of working capital, and the increase in taxes and levies paid. As at December 31, 2012, the Group had cash and cash equivalents of RMB43,395 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 64.1% were denominated in Renminbi, approximately 16.6% were denominated in US Dollars, approximately 15.2% were denominated in HK Dollars, approximately 1.7% were denominated in KZT and approximately 2.4% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2012 amounted to RMB332,226 million, representing an increase of 17.1% from RMB283,638 million in 2011. The increase was primarily due to the increase in the payment of capital expenditures in cash during the reporting period.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities in 2012 increased by RMB 66,097 million to RMB75,356 million from RMB9,259 million in 2011. Such change was primarily due to an increase in loans during the reporting period as compared with last year.

The net liabilities of the Group as at December 31, 2012 and December 31, 2011, respectively, were as follows:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	151,247	137,698
Long-term borrowings	293,774	180,675

Total borrowings	445,021	318,373

Less: Cash and cash equivalents	43,395	61,172

Net borrowings	401,626	257,201

The following table sets out the remaining contractual maturities of borrowings as at the respective date of financial position. The table is based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million
Within 1 year	166,089	147,442
Between 1 and 2 years	92,311	21,759
Between 2 and 5 years	162,992	155,611
After 5 years	83,806	25,378

	505,198	350,190

Of the total borrowings of the Group as at December 31, 2012, approximately 78.4% were fixed-rate loans and approximately 21.6% were floating-rate loans. Of the borrowings as at December 31, 2012, approximately 84.9% were denominated in Renminbi, approximately 14.1% were denominated in US Dollars and approximately 1.0% were denominated in other currencies.

As at December 31, 2012, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 27.4% (22.7% as at December 31, 2011).

(5) Capital Expenditures

In 2012, the Group placed top priority on the leading position of its upstream operations, persisted in the principal business of oil and gas domestically whilst emphasising on the development of oil and gas operations overseas, and pushed through the construction of oil and gas pipelines and trunk pipeline networks in a steady manner. The capital expenditures of the Group increased by 23.95% to RMB352,516 million from RMB284,391 million in 2011. The table below sets out the capital expenditures of the Group for 2012 and 2011 and the estimated capital expenditures for each of the business segments of the Group for 2013.

	2012		2011		Estimates for 2013
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	227,211	64.45	162,154	57.02	239,600	67.49
Refining and Chemicals	36,009	10.21	42,781	15.04	32,400	9.13
Marketing	14,928	4.23	15,136	5.32	14,300	4.03
Natural Gas and Pipeline	72,939	20.69	62,645	22.03	65,700	18.51
Head Office and Other	1,429	0.42	1,675	0.59	3,000	0.84

Total	352,516	100.00	284,391	100.00	355,000	100.0

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2011 and 2012, and the estimates for the same for 2013 would be RMB173,760 million, RMB239,266 million and RMB250,600 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2012 amounted to RMB227,211 million, which were primarily related to the acquisition of mineral interests in Canada oil and gas fields, oil and gas development projects such as those in Halfaya and Rumaila of Iraq, large scale domestic oil and gas exploration projects such as those in Changqing, Tarim, Daqing and Southwestern, and construction of key production capacities for various oil and gas fields.

The Group anticipates that capital expenditures for the Exploration and Production segment for 2013 would amount to RMB239,600 million. Domestic exploration activities will remain focused on the “Peak Growth in Oil and Gas Reserves” Program while more efforts will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, and to such non-conventional oil and gas areas as coal seam gas and shale gas. Development activities will be focused on maintaining the output of Daqing Oilfield at 40 million tons of crude oil per year, as well as increasing the oil and gas equivalent output of Changqing Oilfield to 50 million tons per year and increasing the output of such oil and gas fields as Xinjiang, Tarim and Southwestern. Overseas operations will be focused on cooperation in oil and gas exploration and development in the Middle East, Central Asia, the Americas and Asia-Pacific.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment for 2012 amounted to RMB36,009 million, which were primarily used in the construction of large scale refining projects and ethylene projects, such as those at Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical, Daqing Petrochemical and Huhhot Petrochemical.

The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2013 would amount to RMB32,400 million, which are expected to be used primarily for construction of large scale refining and chemicals projects, such as those at Guangdong Petrochemical, Huabei Petrochemical, Yunnan Petrochemical and Sichuan Petrochemical, as well as construction of quality enhancement projects for gasoline and diesel products.

Marketing

Capital expenditures for the Marketing segment for 2012 amounted to RMB14,928 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

The Group anticipates that capital expenditures for the Marketing segment for 2013 would amount to RMB14,300 million, which are expected to be used primarily for the construction and expansion of sales networks in domestic high-margin market, as well as for the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment for 2012 amounted to RMB72,939 million, which were mainly used for natural gas pipeline construction projects such as the Second West-East Gas Pipeline, the Third West-East Gas Pipeline and the Third Shaanxi-Beijing Gas Pipeline, as well as the Lanzhou-Chengdu Crude Oil Pipeline project and the Tangshan LNG project.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2013 would amount to RMB65,700 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Qingtie Crude Oil Pipeline and Fourth Qingtie Crude Oil Pipeline, as well as associated LNG and city gas facilities.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2012 were RMB1,429 million.

The Group anticipates that capital expenditures for the Head Office and Other segment for 2013 would amount to RMB3,000 million, which are expected to be used primarily for scientific research and construction of information systems.

3.1.4 Business Prospects

In 2013, the world economy is expected to recover, albeit at a moderate rate. Demand for energy will continue to grow. The Chinese government will continue to strengthen macro economic control and to implement active fiscal policies and prudent currency policies in order to maintain healthy economic growth and development. The Group will, through raising development quality and focusing on efficiency, continue to pursue the multi-pronged strategy on resources, market and internationalisation. The Group will place emphasis on the development of oil and gas as the principal activities, strategic development and core competence in a bid to maintain a steady and rapid growth of the its production and operation.

In respect of exploration and production, the Group will continue with its intensive efforts in the “Peak Growth in Oil and Gas Reserves” Program. In doing so, the Group will mainly focus on the seven major basins, conventional oil and gas, as well as independent prospecting. Venture exploration in new oilfields will be strengthened and exploration for tight oil and gas will be actively pursued. The aim is to strengthen the reserve base for sustainable development. In addition, with increasing the reserve utilisation rate, the ultimate recovery rate and the daily production of individual wells in mind, the Group will continue to transform its approach to development and to enhance its technology and standard of development. The Group will remain focused on natural gas as its strategic growth project by stepping up the development of key gas fields whilst steadily pursuing the development of non-conventional natural gas such as tight gas, coal seam gas and shale gas. The Group will seek to achieve an oil and natural gas equivalent output target of 1,387.8 million barrels for 2013.

In respect of refining and chemicals, the Group will single out market orientation and efficiency as guiding principles. On the one hand, the Group will maintain safe and stable operation of refining production, optimise regional resources allocation and processing loads and carry on the efforts in structural adjustment of installations and product quality upgrade. On the other hand, the Group will vigorously develop new products, increase the production of high-quality and value-added products, as well as enhance profitability and market competitiveness.

In respect of marketing, the Group will take full advantage of the benefits of market synergies by innovating and enhancing its approach to marketing. The Group will place emphasis on the development of high-margin markets and sales to end users, as well as continuous enhancement in the quality and efficiency of marketing. The Group will optimise its distribution networks and strengthen the construction of service stations and key storage facilities as part of its ongoing efforts to raise its preparedness for the dynamic market. The Group will continue with its orderly and effective development of fuel oil, lubricants and service station convenient store business to constantly broaden its operations and to increase profitability.

In respect of natural gas and pipeline, the Group will attach great importance to the overall balance and optimal allocation of natural gas resources and development of central and high-margin markets. The Group will strengthen the development of storage and transportation facilities to maximise its overall advantage and to increase the profitability of natural gas sales. The Group will accelerate the construction of key oil and gas pipelines projects with strategic importance, and will strive to complete both the west section of the Third West-East Gas Pipeline and the south section of the Zhongwei-Guiyang Gas Pipeline as a basis for development of natural gas markets.

In respect of international operations, the Group will speed up the development of the five overseas oil and gas cooperation zones whilst continuing to pursue the integration of exploration and development, which will enable the Group to tap the exploration potential of existing projects and to expand its development of large-scale projects in key regions. By doing so, the Group will actively develop natural gas, non-conventional and deep-sea exploration and development so as to ensure a rapid increase in oil and gas production. The Group will accelerate the construction of pipelines with strategic importance and international oil and gas operating hubs and will improve its trade system and diversify its trade approaches in a sustained effort to increase its say and influence on the international market. At the same time, the Group will speed up internationalisation of its operations through more intensive strategic cooperation with host countries of resources and cooperation partners. By constant optimisation of its overseas projects portfolio and business structure, the Group aims to enhance its capability of optimising world-wide resources allocation.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2012	As at December 31, 2011	Percentage of Change
	RMB million	RMB million	%
Total assets	2,168,837	1,917,528	13.1
Current assets	418,040	385,420	8.5
Non-current assets	1,750,797	1,532,108	14.3
Total liabilities	988,071	834,962	18.3
Current liabilities	574,748	560,038	2.6
Non-current liabilities	413,323	274,924	50.3
Equity attributable to equity holders of the Company	1,064,147	1,002,885	6.1
Total equity	1,180,766	1,082,566	9.1

For reasons for changes, please read Section (3) in 3.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2012	Cost of principal operations for the year 2012	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	771,717	387,909	33.5	2.0	7.7	(0.3)
Refining and Chemicals	876,122	765,078	(0.4)	4.3	2.3	1.8
Marketing	1,879,960	1,813,793	3.4	11.6	12.3	(0.5)
Natural Gas and Pipeline	199,081	199,060	(0.8)	16.7	31.6	(11.2)
Head Office and Other	550	341	—	6.4	2.4	—
Inter-segment elimination	(1,573,024)	(1,572,216)	—	—	—	—
Total	2,154,406	1,593,965	14.7	9.6	14.8	(1.6)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates under CAS

Name of company	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)	47,500	100.00	214,980	94,313	120,667	65,574
CNPC Exploration and Development Company Limited(2)	16,100	50.00	142,457	39,449	103,008	19,322
PetroChina Hong Kong Limited	HK$7,592 million	100.00	86,266	35,784	50,482	7,489
PetroChina International Investment Company Limited	31,314	100.00	79,279	45,311	33,968	(370)
PetroChina International Co., Ltd.	14,000	100.00	144,294	111,838	32,456	2,924
PetroChina Northwest United Pipelines Company Limited(3)	62,500	52.00	37,500	19	37,481	(19)
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	9,026	12,462	(3,436)	(1,974)
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	11,152	8,634	2,518	(618)
China Petroleum Finance Co., Ltd.	5,441	49.00	593,445	562,778	30,667	4,688
Arrow Energy Holdings Pty Ltd.	AUD2	50.00	54,894	19,925	34,969	(3,592)

Notes:	(1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2012 were RMB202,704 million and RMB87,276 million respectively.
	(2)	Operating income and operating profit of CNPC Exploration and Development Company Limited for 2012 were RMB63,945 million and RMB28,144 million respectively.
	(3)	PetroChina Northwest United Pipelines Company Limited (hereinafter referred to as “Northwest United Pipelines”) was incorporated in December 2012. The Company and other investors completed their initial capital contribution of RMB37,500 million. Northwest United Pipelines is expected to operate the Third West-East Gas Pipeline, transmitting natural gas from Central Asia to the southeast coastal region of China.

3.3 Distribution Plan for the Final Dividend for 2012

The Board recommends a final dividend of RMB0.13106 per share (inclusive of applicable tax) for 2012, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2012 after deducting the interim dividend for 2012 paid on October 24, 2012. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 23, 2013. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 5, 2013. The register of members of H shares will be closed from May 31, 2013 to June 5, 2013 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on May 30, 2013. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 5, 2013 are eligible for the final dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 23, 2013.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 5, 2013.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 5, 2013 and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., May 30, 2013 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on June 5, 2013.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

4	Significant Events

4.1 Acquisition of Assets

4.1.1 On January 31, 2012, the Group (through its wholly-owned subsidiary Phoenix Energy Holdings Ltd.) acquired a 20% mineral interests in the Groundbirch shale gas project for a consideration of 1,304 million Canadian dollars (approximately RMB8,205 million) from Royal Dutch Shell PLC in Canada.

4.1.2 On December 13, 2012, the Group (through its wholly-owned subsidiary Phoenix Energy Holdings Ltd.) acquired a 49.9% interest in the Duvernay field for a consideration of 2,180 million Canadian dollars (approximately RMB13,922 million) from EnCana.

The above transactions did not affect the business continuity and management stability of the Group. They are beneficial to the Group maintaining a positive performance in its future financial position and operating results.

4.2 Issue of Corporate Bonds During and After the Reporting Period

Date of Issue	Amount (RMB million)	Tenor (years)	Annual interest (%)
November 22, 2012 – November 26, 2012	16,000	5	4.55
November 22, 2012 – November 26, 2012	2,000	10	4.90
November 22, 2012 – November 26, 2012	2,000	15	5.04
March 15, 2013 – March 19, 2013	16,000	5	4.47
March 15, 2013 – March 19, 2013	4,000	10	4.88

5	Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable    Ö  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable     Ö  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable    Ö  Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable     Ö  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

	Notes	2012	2011
		RMB million	RMB million
TURNOVER	(i)	2,195,296	2,003,843

OPERATING EXPENSES
Purchases, services and other		(1,411,036)	(1,227,533)
Employee compensation costs		(106,189)	(97,162)
Exploration expenses, including exploratory dry holes		(23,972)	(23,908)
Depreciation, depletion and amortisation		(151,975)	(138,073)
Selling, general and administrative expenses		(74,692)	(69,969)
Taxes other than income taxes		(254,921)	(266,343)
Other income, net		2,008	1,606

TOTAL OPERATING EXPENSES		(2,020,777)	(1,821,382)

PROFIT FROM OPERATIONS		174,519	182,461

FINANCE COSTS
Exchange gain		3,339	2,662
Exchange loss		(3,208)	(3,598)
Interest income		2,063	2,674
Interest expense		(18,164)	(10,886)

TOTAL NET FINANCE COSTS		(15,970)	(9,148)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		8,262	10,902

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	166,811	184,215
INCOME TAX EXPENSE	(iii)	(36,191)	(38,256)

PROFIT FOR THE YEAR		130,620	145,959

OTHER COMPREHENSIVE INCOME:
Currency translation differences		(151)	(5,408)
Fair value loss from available-for-sale financial assets, net of tax		(18)	(130)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		127	132

OTHER COMPREHENSIVE LOSS, NET OF TAX		(42)	(5,406)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		130, 578	140,553

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		115,326	132,961
Non-controlling interests		15,294	12,998

		130,620	145,959

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		115,340	129,055
Non-controlling interests		15,238	11,498

		130,578	140,553

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.63	0.73

(2) Consolidated Statement of Financial Position

	Notes	2012	2011
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,569,888	1,372,007
Investments in associates and jointly controlled entities		80,042	70,739
Available-for-sale financial assets		1,800	1,832
Advance operating lease payments		56,162	48,229
Intangible and other non-current assets		41,521	38,854
Deferred tax assets		1,443	505
Time deposits with maturities over one year		3,708	2,709

TOTAL NON-CURRENT ASSETS		1,754,564	1,534,875

CURRENT ASSETS
Inventories		214,117	182,253
Accounts receivable	(vi)	64,450	53,822
Prepaid expenses and other current assets		79,539	72,358
Notes receivable		9,981	12,688
Time deposits with maturities over three months but within one year		2,850	418
Cash and cash equivalents		43,395	61,172

TOTAL CURRENT ASSETS		414,332	382,711

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	351,456	302,600
Income taxes payable		12,708	18,310
Other taxes payable		59,337	101,430
Short-term borrowings		151,247	137,698

TOTAL CURRENT LIABILITIES		574,748	560,038

NET CURRENT LIABILITIES		(160,416)	(177,327)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,594,148	1,357,548

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		603,808	556,717
Reserves		277,181	263,007

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,064,010	1,002,745
Non-controlling interests		116,738	79,801

TOTAL EQUITY		1,180,748	1,082,546

NON-CURRENT LIABILITIES
Long-term borrowings		293,774	180,675
Asset retirement obligations		83,928	68,702
Deferred tax liabilities		22,286	20,749
Other long-term obligations		13,412	4,876

TOTAL NON-CURRENT LIABILITIES		413,400	275,002

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,594,148	1,357,548

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2012	2011
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	339	213
Reversal of provision for impairment of receivables	45	164
Reversal of write down in inventories	81	127
Government grants (a)	9,406	6,734

Charged
Amortisation of intangible and other assets	3,215	2,742
Auditors’ remuneration (b)	61	70
Cost of inventories recognised as expense	1,610,847	1,401,376
Provision for impairment of receivables	15	27
Loss on disposal of property, plant and equipment	3,487	3,047
Operating lease expenses	10,827	9,262
Research and development expenses	14,453	13,224
Write down in inventories	624	605

(a)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(b)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB51 million (2011: RMB44 million) payable to PricewaterhouseCoopers and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services.

(iii) Income Tax Expense

	2012	2011
	RMB million	RMB million
Current taxes	35,916	39,592
Deferred taxes	275	(1,336)

	36,191	38,256

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2012	2011
	RMB million	RMB million
Profit before income tax expense	166,811	184,215
Tax calculated at a tax rate of 25%	41,703	46,054
Prior year tax adjustment	92	1,009
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	3,106	3,361
Effect of preferential tax rate	(8,461)	(12,793)
Effect of change in statutory income tax rates on deferred taxes	—	705
Tax effect of income not subject to tax	(4,036)	(3,751)
Tax effect of expenses not deductible for tax purposes	3,787	3,671

Income tax expense	36,191	38,256

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year 2012 and 2011 have been computed by dividing profit for the year attributable to owners of the Company by the 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2012	2011
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2012 (a)	27,912	—
Proposed final dividends attributable to owners of the Company for 2012 (b)	23,985	—
Interim dividends attributable to owners of the Company for 2011 (c)	—	29,703
Final dividends attributable to owners of the Company for 2011 (d)	—	30,129

	51,897	59,832

(a)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB27,912 were paid on October 24, 2012.
(b)	At the eighth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2012 of RMB0.13106 yuan per share amounting to a total of RMB23,985. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2013 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to owners of the Company in respect of 2011 of RMB0.16229 yuan per share amounting to a total of RMB29,703 were paid on October 21, 2011.
(d)	Final dividends attributable to owners of the Company in respect of 2011 of RMB0.16462 yuan per share amounting to a total of RMB30,129 were paid on July 12, 2012.
(e)	Final dividends attributable to owners of the Company in respect of 2010 of RMB0.18357 yuan per share amounting to a total of RMB33,597 were paid on June 30, 2011.

(vi) Accounts Receivable

	December 31, 2012	December 31, 2011
	RMB million	RMB million
Accounts receivable	65,035	54,672
Less: Provision for impairment of receivables	(585)	(850)

	64,450	53,822

The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2012 and December 31, 2011 is as follows:

	December 31, 2012	December 31, 2011
	RMB million	RMB million
Within 1 year	64,031	53,605
Between 1 and 2 years	306	97
Between 2 and 3 years	29	21
Over 3 years	84	99

	64,450	53,822

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2012	December 31, 2011
	RMB million	RMB million
Trade payables	131,928	113,411
Advances from customers	38,131	34,130
Salaries and welfare payable	4,161	5,991
Accrued expenses	141	380
Dividends payable by subsidiaries to non-controlling shareholders	2,288	2,464
Interest payable	1,999	2,560
Construction fee and equipment cost payables	146,499	119,207
Other	26,309	24,457

	351,456	302,600

“Other” consist primarily of customer deposits.

The aging analysis of trade payables at December 31, 2012 and 2011 is as follows:

	December 31, 2012	December 31, 2011
	RMB million	RMB million
Within 1 year	126,933	110,063
Between 1 and 2 years	3,279	2,118
Between 2 and 3 years	818	479
Over 3 years	898	751

	131,928	113,411

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the year ended December 31, 2012 and 2011 are as follows:

Year 2012	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	789,818	883,218	1,890,558	202,196	2,530	3,768,320
Less: intersegment sales	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Turnover from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Depreciation, depletion and amortisation	(103,838)	(17,295)	(10,004)	(19,503)	(1,335)	(151,975)
Profit / (loss) from operations	214,955	(43,511)	16,391	(2,110)	(11,206)	174,519

Year 2011	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: intersegment sales	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)

Turnover from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843

Depreciation, depletion and amortisation	(88,068)	(23,621)	(9,148)	(15,993)	(1,243)	(138,073)
Profit / (loss) from operations	219,539	(61,866)	20,653	15,530	(11,395)	182,461

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	The Group	The Group	The Company	The Company
ASSETS	RMB million	RMB million	RMB million	RMB million
Current assets
Cash at bank and on hand	49,953	64,299	11,574	38,794
Notes receivable	9,981	12,688	7,329	9,821
Accounts receivable	64,450	53,822	4,198	3,297
Advances to suppliers	32,813	39,296	22,224	23,599
Other receivables	14,165	8,576	48,324	22,322
Inventories	214,117	182,253	166,074	143,498
Other current assets	32,561	24,486	23,959	17,642

Total current assets	418,040	385,420	283,682	258,973

Non-current assets
Available-for-sale financial assets	1,756	1,788	1,253	439
Long-term equity investments	79,615	70,275	265,939	228,742
Fixed assets	545,479	456,085	438,504	360,843
Oil and gas properties	733,583	644,605	492,322	438,378
Construction in progress	283,059	261,361	185,884	192,066
Construction materials	7,486	9,610	5,866	8,265
Intangible assets	56,426	47,600	44,159	36,373
Goodwill	7,582	7,282	119	119
Long-term prepaid expenses	24,351	21,793	21,464	19,010
Deferred tax assets	1,443	505	—	—
Other non-current assets	10,017	11,204	1,442	368

Total non-current assets	1,750,797	1,532,108	1,456,952	1,284,603

TOTAL ASSETS	2,168,837	1,917,528	1,740,634	1,543,576

	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	The Group	The Group	The Company	The Company
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million	RMB million	RMB million
Current liabilities
Short-term borrowings	143,409	99,827	181,974	110,562
Notes payable	2,265	2,458	—	—
Accounts payable	278,427	232,618	155,420	129,183
Advances from customers	38,131	34,130	27,099	24,033
Employee compensation payable	4,161	5,991	3,024	4,771
Taxes payable	72,045	119,740	46,380	80,308
Other payables	23,642	21,995	17,397	15,892
Current portion of non-current liabilities	7,838	37,871	6,626	35,121
Other current liabilities	4,830	5,408	1,904	2,470

Total current liabilities	574,748	560,038	439,824	402,340

Non-current liabilities
Long-term borrowings	207,540	112,928	170,536	87,140
Debentures payable	86,234	67,747	86,000	67,500
Provisions	83,928	68,702	55,676	45,343
Deferred tax liabilities	22,209	20,671	4,417	3,935
Other non-current liabilities	13,412	4,876	4,151	3,521

Total non-current liabilities	413,323	274,924	320,780	207,439

Total liabilities	988,071	834,962	760,604	609,779

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,878	112,878	128,136	128,019
Special reserve	10,054	9,107	7,080	6,474
Surplus reserves	161,623	151,280	150,523	140,180
Undistributed profits	598,686	551,598	511,270	476,103
Currency translation differences	(5,115)	(4,999)	—	—

Equity attributable to equity holders of the Company	1,064,147	1,002,885	980,030	933,797

Minority interests	116,619	79,681	—	—

Total shareholders’ equity	1,180,766	1,082,566	980,030	933,797

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,168,837	1,917,528	1,740,634	1,543,576

(2) Consolidated and Company Income Statements

	2012	2011	2012	2011
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million
Operating income	2,195,296	2,003,843	1,337,157	1,287,823
Less: Cost of sales	(1,634,819)	(1,425,284)	(1,000,217)	(938,968)
Taxes and levies on operations	(246,078)	(258,027)	(181,984)	(188,683)
Selling expenses	(55,032)	(52,946)	(40,848)	(39,767)
General and administrative expenses	(83,936)	(77,124)	(61,665)	(57,045)
Finance expenses	(16,824)	(9,816)	(18,038)	(10,519)
Asset impairment losses	(1,963)	(8,759)	(1,218)	(8,536)
Add: Investment income	8,787	12,630	69,354	85,551

Operating profit	165,431	184,517	102,541	129,856

Add: Non-operating income	11,578	9,480	10,175	7,344
Less: Non-operating expenses	(10,199)	(9,721)	(8,668)	(7,777)

Profit before taxation	166,810	184,276	104,048	129,423

Less: Taxation	(36,192)	(38,269)	(619)	(2,994)

Net profit	130,618	146,007	103,429	126,429

Attributable to:
Equity holders of the Company	115,323	132,984	103,429	126,429
Minority interests	15,295	13,023	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.63	0.73	0.57	0.69
Diluted earnings per share (RMB Yuan)	0.63	0.73	0.57	0.69

Other comprehensive (loss) /income	(42)	(5,406)	117	39

Total comprehensive income	130,576	140,601	103,546	126,468
Attributable to:
Equity holders of the Company	115,337	129,078	103,546	126,468
Minority interests	15,239	11,523	—	—

6	Repurchase, Sale Or Redemption Of Securities

The Group did not sell any other securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2012.

7	Compliance With The Model Code For Securities Transactions By Directors Of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the HKEx Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

8	Compliance With The Corporate Governance Code

The Company has complied with all code provisions under the Corporate Governance Code (applicable to financial reports covering the period after 1 April 2012) and the former Code on Corporate Governance Practices set out in Appendix 14 of the HKEx Listing Rules for the year ended December 31, 2012, except that:

After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association of the Company. Shareholders holding three percent or above of the voting shares of the Company may put forward a provisional written proposal to the general meeting in relation to the intention to nominate a candidate for the Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, the Director shall be entitled to be re-appointed.

9	Audit Committee

The Audit Committee of the Company formed pursuant to Appendix 14 of the HKEx Listing Rules comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang. The main responsibilities of the Audit Committee are the review and monitoring of the financial reporting and the internal control mechanism of the Group and giving advice to the Board of Directors. The Audit Committee of the Company has reviewed and confirmed the results announcement for the twelve months ended December 31, 2012.

The figures in respect of the results announcement of the Group for the year ended December 31, 2012 have been agreed by the Company’s auditors to the amounts set out in the Group’s audited consolidated financial statements for the twelve months ended December 31, 2012.

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Vice Chairman and President (performing the duties and powers of the Chairman)

Beijing, the PRC

March 21, 2013

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Vice Chairman and executive Director (performing the duties and powers of the Chairman); Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.